Filed by TLC Laser Eye Centers Inc..
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Laser Vision Centers, Inc.
                           Form S-4 Registration Statement (File No.: 333-71532)

The following is the text of a press release issued by TLC Laser Eye Centers Inc. on Wednesday, December 5, 2001:

TLC Announces Executive Change

BETHESDA, Md.-- Dec. 5, 2001--TLC Laser Eye Centers Inc. (Nasdaq: TLCV; TSE:
TLC) today announced the departure of Thomas G. O'Hare as President and COO effective December 7, 2001.

As previously disclosed in the August 27, 2001 announcement of TLC's planned merger with Laser Vision Centers Inc. (NASDAQ: LVCI), James Wachtman, President and COO of LaserVision, will serve as the new company's President and COO. Pending the completion of the merger transaction, Elias Vamvakas, TLC's Chairman and CEO, will assume the added positions of President and COO.

Commenting on the management change, Elias Vamvakas said, "Since joining TLC last year, Tom's operating skills, business maturity, sound reasoning and wise counsel have been incredible assets for our organization. On behalf of everyone at TLC, I would like to thank Tom for his hard work and many contributions and wish him the very best in his future endeavors."

Founded in 1993, TLC enjoys a number of valuable assets including a network of more than 12,500 affiliated doctors, access to some of the newest refractive technologies, proven patient education and marketing programs, The TLC Lifetime Commitment SM to patients, a full suite of advanced information systems and support services, and a well established corporate brand.

Important Additional Information Will be Filed with the SEC

This press release contains certain forward-looking statements about TLC, LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect","intend", "anticipate", "estimate", "predict", "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the ability of TLC and LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future

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results. See TLC's reports filed with the Toronto Stock Exchange and the U.S.
Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

TLC has filed a Registration Statement on Form S-4 with the SEC in connection with the transaction, and TLC and LaserVision have filed with the SEC and will mail to their shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statements/Prospectus will contain important information about TLC, LaserVision, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statements/Prospectus carefully. You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TLC and LaserVision through either company or through the web site maintained by the SEC at www.sec.gov. TLC and Laser Vision, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transaction. Information regarding TLC's directors and executive officers is contained in TLC's reports filed with the SEC, which are available at the web site maintained by the SEC at www.sec.gov or directly from TLC. Information regarding LaserVision's directors and executive officers is contained in LaserVision's reports filed with the SEC, which are available at web site maintained by the SEC at www.sec.gov or directly from LaserVision.

Contact:

     TLC Laser Eye Centers Inc.
     Stephen Kilmer, 905/602-2020 or 800/TLC-1033
     stephen.kilmer@tlcvision.com
     www.tlcvision.com